February 14, 2007

Mail Stop 6010

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavett Stallman Road, Suite 100
Granite Bay, California 95746

> **Re:   Solar Power, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 17, 2007**
> **File No. 333-140023**

Dear Mr. Kircher:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      All page references below refer to page numbers in the courtesy copies of the registration statement provided to us by your counsel.

Prospectus Cover Page

2.      Given that there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities.  See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv).  Given your disclosure on page 15 that you intend to apply for listing of your common stock on the OTC Bulletin Board, we will not object if you also disclose that selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the OTC Bulleting Board.  Please also revise clause

(iv) in the third whole paragraph and modify your "Plan of Distribution" disclosure accordingly.

## Prospectus Summary, page 1

3.      You indicate on page 2 that "[you] intend to *continue* purchasing solar modules from a primary manufacturer to supplement the anticipated output generated by [y]our own production facility (emphasis added)." You indicate on page 17 that "[you] are in the process of *expanding [y]our distribution* by developing a franchise operation to design and install solar power systems (emphasis added)." Expand your disclosure to clarify here and throughout your prospectus whether you are currently manufacturing and marketing photovoltaic modules and purchasing solar modules. Also revise your disclosure throughout your prospectus to clarify, if true, that your cable, wire and mechanical products business, is unrelated to your solar module business.

## Disclosure Regarding Forward Looking Statements, page 3

4.      Please revise to eliminate the references to Section 27A of the Securities Act and Section 21E of the Securities Exchanger Act or tell us in your response letter why you believe that the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 apply to you.

## Any sale of a substantial amount of our stock…, page 14

5.      Please expand this risk factor to detail the significant positions to which you refer.

## Management's Discussion and Analysis or Plan of Operations, page 17

6.      In the third paragraph of this section you define certain terms. These terms do not appear to be used consistently with your definitions throughout MD&A. For example, in the fifth paragraph on page 24 you use "we" and "our" in referring to Solar Power, Inc. (Nevada). Please revise MD&A to use the definitions consistently.

7.      Please revise the overview to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For example, if applicable, disclose the challenges you may face from a shortage of solar cells, declining prices in solar modules and your dependence on a few major customers. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350.

8.      Given the disclosure in your table on page 19 highlighting the relative contributions towards revenues from each of your two segments and similar disclosure at the top of page 27, as well as disclosure throughout your prospectus which focuses primarily on your solar power business, expand your disclosure to indicate management's current intentions with respect to continuing its cable, wire and mechanical assemblies business.

Critical Accounting Policies and Estimates, page 17

9.      Under Item 303 of Regulation S-B and Release 33-8350, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.  Your critical accounting policy disclosure for revenue recognition, inventories and income taxes does not appear to provide all of the information that may be required.  Please revise to address why your accounting estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should also analyze the sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Otherwise, please tell us why you believe the current disclosure is appropriate.

Recent Accounting Pronouncement, page 22

10.     You indicate that in November 2006, you adopted an equity incentive plan and intend to grant options to purchase up to 2,000,000 shares of your common stock.  Based on the disclosure and table on page 16 and the related footnote 1, it appears you have already granted such options.  Please reconcile such disclosure.

Recent Events, page 22

11.     To the extent required by Item 601(b)(10) of Regulation S-B, please file as exhibits the contracts referred to in the first paragraph of this section.

12.     Please tell us how you are accounting for the acquisition of the contracts and list of prospects from Sundance Power, LLC.  Discuss the valuation method and significant assumptions used to value the 75,000 shares of restricted common stock of SPI.  Explain how you will determine the number of share to issue to Sundance Power, LLC if the contracts acquired are "successful."  Discuss how you will measure and account for the contingent consideration.

Results of Operation, page 22

13.    For the section addressing SPI, please expand your discussion to include the operations for the 11 months ended December 31, 2005 as reflected in the audited financial statements for that period. Refer to Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources, page 23

14.    Since the information presented is primarily based on transactions occurring prior to the merger, please label the discussion to separately identify the activities related to SPI and SPI-NV (formerly Welund Fund).

Accounts Payable, page 25

15.    You indicate on page 26 that you "expect to use proceeds from [y]our recent offering to expand [y]our China manufacturing facility, ramp [y]our sales, marketing and integration resources" and that you "expect to obtain additional capital resources by selling territorial franchise rights and by obtaining debt or receivable financing."  Supplement your disclosure to provide additional detail regarding your expansion plans and the timing for the establishment of a national franchise network

Description of Business, page 26

16.    Revise the last sentence of the first paragraph of this section to clarify that the "competing solar power companies" to which you refer are those companies who do not currently have operations in China.  To the extent material, discuss those companies who do have operations in China that you might also consider as competitors to your business.

Industry Overview, page 27

17.    Please provide us with support for the market data you have included in your prospectus.  We note, for example, your references to International Energy Outlook on page 27.  Clearly mark the relevant sections that support the data you have included and the page number of your prospectus where such data has been used.  Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Solar Power, page 29

18.    Please balance your disclosure about the benefits of solar technology with some of the shortcomings. For example, discuss the costs of providing solar energy without government subsidies and its relative efficiency compared to other energy production.

19.     Expand your disclosure to explain the California Solar Initiative and its relevance to the products you intend to manufacture and market.

Customers, page 32

20.     Please expand your disclosure to describe your contracts through DRCI, including the terms and volumes.

Manufacturing and Assembly Capabilities, page 33

21.     You state that your experience and existing operations give you a competitive advantage in the photovoltaic market. Yet it does not appear you produce any products in this market and only began operations to produce and install solar power systems in June 2006.  Please revise or advise.

22.     Expand your disclosure to explain your reference to your "vertically integrated China-based model" and why it takes a "major step towards lessening of the rebate dependency."  Also, clarify what products, if any, are currently being manufactured in the 101,104 square feet of manufacturing space at your Shenzhen facility.

Suppliers, page 34

23.     On page 2 you state you intend to continue to purchasing solar modules from a primary manufacturer.  Please expand your disclosure to discuss this arrangement.

Sales and Marketing, page 34

24.     Supplement your disclosure to provide additional detail regarding your timing for the establishment of company-owned store operations and a national franchise network.

Directors, Executive Officers, Promoters and Control Persons, page 36

25.     Provide the disclosure required by Item 407(a) of Regulation S-B or confirm that no such disclosure is required.

Our Directors and Executive Officers, page 36

26.     Provide succinct descriptions of each individual's business experience for the last five years, leaving no ambiguities or gaps of time.  For example, please address the gaps that appear to exist in the descriptions of Messrs. Kelley, Nyman, Cohan, Carnahan and Lindstrom.

Executive Compensation, page 38

Summary Compensation Table, page 39

27. You have disclosed the cash value of stock and option awards awarded to Messrs. Smith, Landa, Kircher, Carnahan and Ferrell.  Provide a footnote disclosing all assumptions made in such valuations.  Also disclose assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements or discussion in the Management's Discussion and Analysis or Plan of Operations.  See Instruction to Item 402(b)(2)(v) and (vi) of Regulation S-B and Securities Act Release 33-8765 (effective December 29, 2006).

Certain Relationships and Related Transactions, page 44

28. Please update the amounts in the transactions you describe in this section to a date more recent than September 30, 2006.

29. We note your discussion about amounts due and owed to Accredited Adjustors and Village Auto. Please clarify whether the December 29, 2006 payment covered all outstanding obligations under the terms of this transaction with each of these two parties or whether there are continuing obligations.  Also explain why the purchase price of sub-prime auto loans that you purchased from Village Auto on March 30, 2005 was 85% of the loan pool's pay-off balance, but the purchase price for the same auto loans that you sold to Village Auto on December 29, 2006 was only 50% of the loan pool's pay-off balance.

30. You describe rent amounts through December 2005, yet you also state that $12,600 was paid in 2006. Please confirm what amounts and rent rate were paid after December 2005.

31. Please clarify the nature of the ownership and management of Paxton Energy, Inc. Also, disclose the amount Mr. Freiheit paid for this loan.

32. Please describe the nature of the consulting services exchanged for stock described in the fourth paragraph.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 46

33. According to Form 8-K dated December 29, 2006, we note that the accounting firm of Hansen, Barnett & Maxwell was dismissed as the Company's independent auditors on that date.  We further note that on January 2, 2007, the Company engaged the accounting firm of Macias, Gini & O'Connel as the new independent auditors.  Assuming there was a reverse acquisition on December 29, 2006 and SPI was considered the accounting acquirer, BDO Lo Limited is no longer their

independent auditor.  Please provide the disclosures required by Item 304 of Regulation S-B with respect to the change in accounting firm from BDO McCabe Lo Limited to Macias, Gini & O'Connel.

Selling Security Holders, page 48

34.     Please identify the individuals with beneficial ownership of the shares held by the entities described in this table.

35.     Please tell us whether any of the selling shareholders other than Roth Capital Partners, LLC and BTG Investments, LLC are broker-dealers or affiliates of a broker-dealer.  Any selling shareholder other than Roth Capital Partners, LLC who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder other than BTG Investments, LLC who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

- At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

36.     With a view toward disclosure, please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.

Plan of Distribution, page 52

37.     Revise the first sentence of the last paragraph.  Currently, it appears to incorrectly state that if you default in the performance of *your* secured obligations, pledgees and secured parties may offer and sell shares pledged to them by selling security holders.

Exhibit Index, page II-2

38.     Please ensure that the exhibits contained in this table correctly refer to the appropriate footnote.  For example, the footnote to Exhibit 10.14 incorrectly refers to the wrong filing.  Please revise.

Undertakings, page II-5

39.     Please revise your filing to include the undertakings required by Item 512(g) of
        Regulation S-B.

Financial Statements, page F-1

40.     Please update the financial statements, as necessary, to comply with Item 310(g)
        of Regulation S-B.

41.     Please amend your Form 10-KSB and/or Forms 10-QSB, as necessary, to address
        our comments and consider, as applicable, SFAS 154 and Item 4.02 of Form 8-K.

42.     We note your disclosure regarding the merger between the Company and SPI.  As
        indicated, the Company issued 14.5 million of its common shares to the
        shareholders of SPI, substituted 2 million restricted stock awards and options of
        SPI with its restricted awards and options and replaced its directors and officers
        with the directors and officers of SPI (who assumed control of the combined
        company).  Prior to consummation of this merger, the Company sold 16 million
        of its common shares in a private placement for $16 million and had
        approximately 17.7 million shares of common stock outstanding.  Based on this
        information, it appears that the Company held the majority of common shares
        outstanding after the merger (approximately 55%) and had total assets of
        approximately $16 million.  Please tell us how you considered all of the pertinent
        facts and circumstances in concluding that this transaction represented a reverse
        merger with particular reference to the factors outlined in paragraph 17 of SFAS
        141.

Solar Power, Inc., a California Corporation, Financial Statements, page F-3

Consolidated Statements of Income, page F-5

43.     With a view towards disclosure, please tell us the significant components of the
        amount recorded under other non-operating income, net for the nine months
        ended September 30, 2006.

Note 1. Organization and Basis of Financial Statements, page F-8

44.     We note the disclosure that International Assembly Solutions, Ltd (IAS HK) was
        "majority owned by the major shareholder of the Company".  Please tell us the
        relationship and percentage interests of the owners of both entities which lead you
        to conclude that the transaction represented a merger of entities under common
        control.

45.     Please tell us in sufficient detail why you should consolidated the operations of
        DRCI as of June 1, 2006 under U.S. GAAP since you did not acquire DRCI until

November 15, 2006. We note the disclosure in the fourth paragraph of this note and in Note 9 on page F-25 of the DRCI financial statements.

46.     With a view towards disclosure, please tell us the significant components of the prepaid expenses and other current assets of $968,281 acquired from DRCI. Please also tell us how you accounted for and valued the "group of contracts and prospects" acquired through DRCI, as discussed on page 31, under SFAS 141.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue recognition, page F-9

47.     Please include the following in your disclosure:

·       Furnish separate revenues of each major product or service within segment data consistent with paragraph 37 of SFAS 131.

·       Clearly describe your major revenue-generating products, services, or arrangements.

·       For major contracts or groups of similar contracts, disclose essential terms, including payment terms and unusual provisions or conditions.

·       For revenue recognized on a percentage of completion, disclose how progress is measured each period in determining the amount of revenue to recognize.

·       Identify types of contract payment milestones, and explain how they relate to substantive performance and revenue recognition events.

·       Disclose contingencies such as rights of return, conditions of acceptance, warranties, price protection, etc. and describe the accounting treatments for the contingencies.

·       Describe significant assumptions, material changes, and reasonably likely uncertainties.

48.     We note that you record service fees on the percentage of completion method. AICPA Statement of Position 81-1, *Accounting for Performance of Construction/Production Contracts*, specifically scopes out most service transactions. Please discuss the nature of your contracts and why you recognize revenue using the percentage of completion method. Please also discuss your consideration of the applicability of EITF 00-21 and SAB Topic 13 to your transactions.

Foreign currency translation, page F-9

49.     Please reconcile the amount identified as aggregate net foreign currency transaction loss for the period ended September 30, 2006 to the statement of income. In a related matter, tell us why transaction income for the period ended December 31, 2005 is classified on the statement of income as other non-operating income, net rather than exchange gain.

Note 5. Prepaid Expenses and other current assets, page F-11

50.     Please tell us and disclose the nature of the deferred costs included in this account for the period ended September 30, 2006. Tell us the accounting literature you applied in determining that these costs should be deferred under U.S. GAAP.

Note 8. Income Taxes, page F-12

51.     Please explain to us the basis for the statement made in reference to the United States that the Company "has no taxable income for the periods". We note that you reported profit before income taxes for the nine months ended September 30, 2006 and the eight months ended September 30, 2005.

52.     Tell us how you concluded that it was appropriate to record a U.S. deferred tax of $(313,858) for the nine months ended September 30, 2006. This treatment is equivalent to awarding a tax credit during a profitable period. Please cite the authoritative accounting literature that supports your position on this matter. Similarly, tell us how you were able to recognize net operating loss carry forwards of $334,764 under components of deferred income tax for the same period that exceeds any losses previously recorded. We note that the date of the Company's inception was January 18, 2005.

Note 16. Geographical Information, page F-16

53.     Please provide all of the disclosures required by paragraph 26 of SFAS 131 for the periods presented in the interim financial statements, or tell us why the current disclosure complies in all material respects with the disclosure requirements of SFAS 131.

Dale Renewables Consulting, Inc., Financial Statements, page F-18

54.     Please revise to include a dated audit report. We note that the report date referred to in Exhibit 23.3 is October 30, 2006.

55.     Please include the unaudited interim financial statements for required by Item 310(c) of Regulation S-B. If you believe you are not required to provide interim financial statements then please tell us why.

Pro Forma Financial Information, page F-26

56.     Please tell us how you are accounting for and valuing the restricted stock awards and stock options issued in connection with the merger.  Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.  We note the disclosure on page 45.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006, page F-27

57.     Since you assumed that SPI-CA's acquisition of DRCI was effective as of June 1, 2006, the balance sheet of DRCI should be reflected in the balance sheet of SPI-CA.  Please remove the column for DRCI from this pro forma presentation, or tell us why it is appropriate to include the separate balance sheet for DRCI.

58.     Please tell us why the historical balance sheet for DRCI reflects goodwill of $2,546.

59.     Please revise so that the amounts in all columns and rows properly sum to the totals presented.

60.     Please revise so that each pro forma adjusting entry is balanced with an equal amount of debits and credits.

61.     Please remove "Net Income" since this is not an appropriate balance sheet caption.

62.     Please tell us why the pro forma adjustments reflected in notes 2 and 3 are factually supportable.  Specifically discuss why you believe it is appropriate to remove the historical liability for financing costs and accrued registration costs from your pro forma combined balance sheet.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Periods Ended December 31, 2005, page F-28

63.     When discontinued operations are included in your historical financial statements, the pro forma presentation of those historical statements should only present the portion of the income statement through income from continuing operations.  Please revise this statement and your unaudited pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2006 on page F-29.

64.     Please revise the explanation for adjustment three to clearly show how you calculated the shares outstanding on a combined basis.  In this regard, tell us why you refer to eliminating 333,334 shares of DRCI.  In addition, please revise to

properly reflect the reverse stock split on all share and per share amounts throughout the filing.

65.     Please reflect the pro forma combined earnings per share of the company.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2006, page F-29

66.     We note that the numerical information for SPI-CA for the nine months ended September 30, 2006 does not agree to the historical statements of operations of SPI-CA for the same period as shown on page F-5.  Specific reference is made to the amounts recorded for income taxes and net income.  Please note that the pro forma statements should show your condensed historical financial statements. Please revise or advise.

67.     We note the transactions reflected in these pro forma financial statements had significant effects on your outstanding shares.  Please include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

Solar Power, Inc. (formerly Welund Fund, Inc.), Financial Statements, page F-30

Statements of Operations, page F-41

68.     Please revise to properly reflect your discontinued operations in accordance with SFAS 144.

Exhibit 5.1

69.     Please obtain a revised opinion of counsel that identifies the registration statement by its file number.

70.     The first paragraph in the current opinion currently references the sale of shares of common stock by "the selling security holder."  As there is more than one selling security holder, please obtain a revised opinion of counsel that makes this clear.

71.     The opinion appears to be limited to the law applicable to corporations of the State of Nevada.  Please have your counsel confirm to us in writing that the law covered by the opinion includes not only the law applicable to corporations of the State of Nevada, but also to the applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

72.     We note your counsel has limited its opinion to "such issues of law as we deem relevant."  Please obtain a revised opinion of counsel to remove such limitation.

Exhibits 23.1, 23.2 and 23.3

73.	Please ensure that the consents from each of the independent accountants are properly updated in any amendment.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,


Perry Hindin
Special Counsel


cc (via fax):  David C. Adams, Esq.
                    Deborah K. Seo, Esq.